UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)

Greenbrook TMS Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

393704309

(CUSIP Number)

Sasha Cucuz

Greybrook Health Inc.

890 Yonge Street, 7th Floor

Toronto, Ontario M4W 3P4

(647) 478-8881

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 393704309

1		NAMES OF REPORTING PERSONS GREYBROOK HEALTH INC.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ – Joint Filing
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,726,909(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,726,909(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,726,909(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.7%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) This amount includes (i) 7,000,424 common shares, no par value (the “Common Shares”), of Greenbrook TMS Inc. (the “Issuer”) beneficially owned by Greybrook Health Inc. (“Greybrook Health”), (ii) 385,870 Common Shares issuable to Greybrook Health upon the exercise of common share purchase warrants of the Issuer (the “Warrants”) and (iii) an aggregate of 13,340,615 Common Shares estimated to be issuable to Greybrook Health upon conversion of up to US$2,937,603.54 of subordinated convertible promissory notes (the “Subordinated Convertible Notes”).

(2) This percentage is calculated based upon 42,774,011 outstanding Common Shares of the Issuer as of August 28, 2023 as reported in the Issuer’s current report on Form 6-K filed with the Securities and Exchange Commission (“SEC”) on August 28, 2023, plus an additional (i) 385,870 Common Shares issuable to Greybrook Health upon the exercise of the Warrants and (ii) an aggregate of 13,340,615 Common Shares estimated to be issuable to Greybrook Health upon conversion of the Subordinated Convertible Notes.

CUSIP No. 393704309

1		NAMES OF REPORTING PERSONS THE VAMVAKAS FAMILY TRUST (2015)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ – Joint Filing
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,726,909(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,726,909(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,726,909(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.7%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1) Reflects deemed shared beneficial ownership with Greybrook Health, the indirect subsidiary of The Vamvakas Family Trust (2015), as reported above.

(2) See note 2 for Greybrook Health, as reported above.

EXPLANATORY NOTE

This fifth amendment (this “Amendment No. 5”) to the original Schedule 13D previously filed on March 10, 2023 (the “Original Schedule 13D”) is being filed by and on behalf of Greybrook Health Inc., a corporation formed under the laws of the Province of Ontario, Canada (“Greybrook Health”), and The Vamvakas Family Trust (2015), a trust formed under the laws of the Province of Ontario, Canada (the “New Trust,” and together with Greybrook Health, the “Reporting Persons”), to reflect (i) the removal of The Vamvakas Family Trust (the “Old Trust”) as a Reporting Person, (ii) the addition of the New Trust as a Reporting Person, and (iii) the increase in the beneficial ownership of Common Shares by the Reporting Persons resulting from a decrease in the Reference Conversion Price of the Subordinated Convertible Notes held by Greybrook Health upon closing of additional Subordinated Convertible Notes under the Subordinated Note Purchase Agreement (as defined in the Amendment No. 3 to the Original Schedule 13D). The Original Schedule 13D, as previously amended, is herein referred to as the “Existing Schedule 13D”. The Existing Schedule 13D, as amended by this Amendment No. 5, is herein referred to as this “Schedule 13D”.

Information and defined terms reported in the Existing Schedule 13D remains in effect except to the extent that it is amended or superseded by information or defined terms contained in this Amendment No. 5.

Item 2. Identity and Background.

The New Trust shall be deemed a “Reporting Person” and the Old Trust shall not be deemed to be a “Reporting Person” for purposes of this Schedule 13D, as amended hereby. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file this Schedule 13D jointly (the “Joint Filing Agreement”) is attached hereto as Exhibit 99.5.

Item 2(a) of the Existing Schedule 13D is hereby amended to remove reference to the Old Trust and supplemented to add the following:

Corporate Reorganization

On October 1, 2023, Greybrook Health underwent a corporate reorganization whereby the Old Trust was replaced by the New Trust as the ultimate parent of Greybrook Health.

The Common Shares deemed beneficially owned by the Reporting Persons include Common Shares directly or indirectly owned by Greybrook Health (including by its affiliate, Greybrook Realty Partners Inc. (“Greybrook Realty” and together with Greybrook Health, “Greybrook”), an indirect subsidiary of the New Trust), as well as Common Shares issuable upon exercise of the Warrants and upon conversion of the Subordinated Convertible Notes. The New Trust is the ultimate parent of Greybrook and accordingly is deemed to share beneficial ownership of the Common Shares reported herein.

Subordinated Convertible Notes

As of the date of this Amendment No. 5, the Reporting Persons are deemed to beneficially own an aggregate of 13,340,615 Common Shares estimated to be issuable upon conversion of the US$2,937,603.54 principal amount of Subordinated Convertible Notes held by Greybrook Health. In accordance with Section 4.7 of the Subordinated Note Purchase Agreement, Greybrook Health is entitled to a reduced Reference Conversion Price (as defined in the Amendment No. 3 to the Original Schedule 13D) in the event of a subsequent closing under the Subordinated Note Purchase Agreement where the Reference Conversion Price applicable to any additional Subordinated Convertible Note issued in the subsequent closing is lower than the Reference Conversion Price then applicable to any of the other Subordinated Convertible Notes which were issued prior to such subsequent closing. As a result of closings completed by the Issuer under the Subordinated Note Purchase Agreement subsequent to the filing of the Amendment No. 4 to the Original Schedule 13D, the Reference Conversion Price applicable to the Subordinated Convertible Notes held by Greybrook Health in effect as of the date of this Amendment No. 5 is equal to $0.2202.

Item 2(b)-(c), (f) of the Existing Schedule 13D is hereby amended to remove references to the Old Trust, including the schedules of directors and officers thereof, and supplemented as follows:

The principal business of the New Trust is that of a family trust, and the principal business address of the New Trust is 800-105 Gordon Baker Road, Toronto, Ontario M2H 3P8.

Schedules I and II to this Amendment No. 5 set forth a list of updated names of directors and executive officers of Greybrook Health and the New Trust (to be included as “Scheduled Persons” for purposes of this Schedule 13D), and their respective principal occupations, addresses, and citizenships.

Item 2(d)-(e) of the Existing Schedule 13D is hereby amended to remove reference to the Old Trust and supplemented as follows:

During the last five years, none of Reporting Persons and, to their respective knowledge, none of the Scheduled Persons, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5. Interest in Securities of the Issuer.

Item 5(a)-(c) of the Existing Schedule 13D is hereby amended to remove reference to the Old Trust and supplemented as follows:

(a)-(b) The aggregate number and percentage of Common Shares beneficially owned by the Reporting Persons to which this Schedule 13D relates is 20,726,909 Common Shares, constituting approximately 36.7% of the Issuer’s outstanding Common Shares, and including (i) 6,800,424 Common Shares that are directly owned by Greybrook Health and 200,000 Common Shares directly owned by Greybrook Realty, an affiliate of Greybrook Health and an indirect subsidiary of the New Trust, (ii) 385,870 Common Shares issuable to Greybrook Health upon exercise of the Warrants and (iii) an aggregate of 13,340,615 Common Shares estimated to be issuable to Greybrook Health upon conversion of the Subordinated Convertible Notes. The percentage of Common Shares of the Issuer is calculated based upon 42,774,011 outstanding Common Shares of the Issuer as of August 28, 2023 as reported in the Issuer’s current report on Form 6-K filed with the SEC on August 28, 2023, plus an additional (i) 385,870 Common Shares issuable to Greybrook Health upon the exercise of the Warrants and (ii) an aggregate of 13,340,615 Common Shares estimated to be issuable to Greybrook Health upon conversion of the Subordinated Convertible Notes.

(c) Other than the transactions described herein and in the Existing Schedule 13D, there have been no other transactions by the Reporting Persons in the Common Shares during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 2 of this Amendment No. 5 is hereby incorporated by reference into Item 6 of the Existing Schedule 13D.

Item 7. Materials to Be Filed as Exhibits.

Item 7 of the Existing Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.5	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

October 2, 2023
GREYBROOK HEALTH INC.

	By:	/s/ Sasha Cucuz
		Name:	Sasha Cucuz
		Title:	Director

THE VAMVAKAS FAMILY TRUST (2015)

	By:	/s/ Sasha Cucuz
		Name:	Sasha Cucuz
		Title:	Trustee

	By:	/s/ Shawn Walsh
		Name:	Shawn Walsh
		Title:	Trustee

SCHEDULE I

GREYBROOK HEALTH INC.

Name and Position of Director or Officer	Principal Business Address	Principal Occupation or Employment	Citizenship
Sasha Cucuz, Director, President & Secretary	890 Yonge Street, 7th Floor Toronto, Ontario M4W 3P4	Real Estate Executive	Canada

SCHEDULE II

THE VAMVAKAS FAMILY TRUST (2015)

Name and Position of Trustee	Principal Business Address	Principal Occupation or Employment	Citizenship
Sasha Cucuz, Trustee	890 Yonge Street, 7th Floor Toronto, Ontario M4W 3P4	Real Estate Executive	Canada

Nancy Vamvakas, Trustee	800-105 Gordon Baker Road Toronto, Ontario M2H 3P8	N/A	Canada

Shawn Walsh, Trustee	800-105 Gordon Baker Road Toronto, Ontario M2H 3P8	Accountant	Canada